# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BiomX Inc., CIK 0001739174
CUSIP: 09090D103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 22 Einstein St., Floor 4, Ness Ziona, Israel (L3), 74140003
Date of event which requires filing of this statement: 02/27/2025
Amends the filing with accession number 0001193805-24-000910
Filed by CIK 0001352546
Persons authorized to receive notices and communications: David Clark, Deerfield Management Company, L.P., 345 Park Avenue South, 12th, New York, New York (NY), 10010, 212-551-1600; Jonathan D. Weiner, Esq., Katten Muchin Rosenman LLP, 50 Rockefeller Plaza, New York, New York (NY), 10020, 212-940-8800; Mark D. Wood, Esq., Katten Muchin Rosenman LLP, 50 Rockefeller Plaza, New York, New York (NY), 10020, 212-940-8800

## Reporting persons
- Deerfield Private Design Fund V, L.P. (CIK 0001815437): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 7,779,222; sole dispositive power 0; shared dispositive power 7,779,222; aggregate amount beneficially owned 7,779,222 (9.99% of the class)
  Comment: (1) The number of shares of Common Stock beneficially owned by the Reporting Person consists of (i) 1,247,054 shares of Common Stock, (ii) an aggregate of 4,795,700 shares of Common Stock issuable upon conversion of 47,957 shares of Series X Preferred Stock (subject to the Beneficial Ownership Limitation (as defined below)) and (iii) an aggregate of 1,736,469 shares of Common Stock underlying warrants that are currently exercisable (subject to the Beneficial Ownership Limitation). The reported number of shares does not include 1,611,864 shares of Common Stock that will become issuable upon exercise of the New Warrants (as defined herein), if at all, upon requisite stockholder approval being obtained. The terms of the Series X Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 9.99% of the total number of shares of Common Stock then outstanding (the "Beneficial Ownership Limitation"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series X Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Beneficial Ownership Limitation.
- Deerfield Mgmt V, L.P. (CIK 0001876688): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,779,222; sole dispositive power 0; shared dispositive power 7,779,222; aggregate amount beneficially owned 7,779,222 (9.99% of the class)
  Comment: Comprised of shares of Common Stock held by, and shares of Common Stock issuable upon exercise of warrants or that will become issuable upon conversion of shares of Series X Preferred Stock held by, Deerfield Private Design Fund V, L.P. See Footnote 1.
- Deerfield Healthcare Innovations Fund II, L.P. (CIK 0001780064): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 7,779,222; sole dispositive power 0; shared dispositive power 7,779,222; aggregate amount beneficially owned 7,779,222 (9.99% of the class)
  Comment: The number of shares of Common Stock beneficially owned by the Reporting Person consists of (i) 1,247,054 shares of Common Stock, (ii) an aggregate of 4,795,700 shares of Common Stock issuable upon conversion of 47,957 shares of Series X Preferred Stock (subject to the Beneficial Ownership Limitation (as defined below)) and (iii) an aggregate of 1,736,469 shares of Common Stock underlying warrants that are currently exercisable (subject to the Beneficial Ownership Limitation). The reported number of shares does not include 1,611,864 shares of Common Stock that will become issuable upon exercise of the New Warrants (as defined herein), if at all, upon requisite stockholder approval being obtained. The terms of the Series X Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 9.99% of the total number of shares of Common Stock then outstanding (the "Beneficial Ownership Limitation"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series X Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Beneficial Ownership Limitation.
- Deerfield Mgmt HIF II, L.P. (CIK 0001665736): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,779,222; sole dispositive power 0; shared dispositive power 7,779,222; aggregate amount beneficially owned 7,779,222 (9.99% of the class)
  Comment: Comprised of shares of Common Stock held by, and shares of Common Stock issuable upon exercise of warrants or that will become issuable upon conversion of shares of Series X Preferred Stock held by, Deerfield Healthcare Innovations Fund II, L.P. See Footnote 3.
- Deerfield Management Company, L.P. (CIK 0001009258): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,558,445; sole dispositive power 0; shared dispositive power 15,558,445; aggregate amount beneficially owned 15,558,445 (9.99% of the class)
  Comment: Comprised of shares of Common Stock held by, and shares of Common Stock issuable upon exercise of warrants or that will become issuable upon conversion of shares of Series X Preferred Stock held by, Deerfield Private Design Fund V, L.P. and Deerfield Healthcare Innovations Fund II, L.P. See Footnotes 1 and 3.
- James E. Flynn (CIK 0001352546): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,558,445; sole dispositive power 0; shared dispositive power 15,558,445; aggregate amount beneficially owned 15,558,445 (9.99% of the class)
  Comment: Comprised of shares of Common Stock held by, and shares of Common Stock issuable upon exercise of warrants or that will become issuable upon conversion of shares of Series X Preferred Stock held by, Deerfield Private Design Fund V, L.P. and Deerfield Healthcare Innovations Fund II, L.P. See Footnotes 1 and 3.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: BiomX Inc.
Comment: This Amendment No. 3 (this "Amendment") to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Private Design Fund V, L.P. ("Deerfield Private Design V"), (ii) Deerfield Mgmt V, L.P. ("Deerfield Mgmt V") (iii) Deerfield Healthcare Innovations Fund II, L.P. ("Deerfield HIF II"), (iv) Deerfield Mgmt HIF II, L.P. ("Deerfield Mgmt HIF II"), (v) Deerfield Management Company, L.P. ("Deerfield Management"), and (vi) James E. Flynn, a natural person ("Flynn," and collectively with Deerfield Management, Deerfield Private Design V, Deerfield Mgmt V, Deerfield HIF II, Deerfield Mgmt HIF II, the "Reporting Person"), with respect to the Common Stock of BiomX Inc., as previously amended by Amendment Nos. 1 and 2 thereto (such Schedule 13D, as so amended, the "Schedule 13D"). Deerfield Private Design V and Deerfield HIF II are referred to herein, collectively, as the "Funds" and each as a "Fund." Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 27, 2025, each Fund exercised its Private Placement Warrant in respect of 1,611,864 shares of Common Stock (the "Exercise Shares") for an aggregate exercise price of $1,500,000, pursuant to a letter agreement, dated as of February 25, 2025 (each an "Inducement Letter Agreement"), between such Fund and the Company. Pursuant to each Inducement Letter Agreement, the Fund party thereto agreed to exercise its Private Placement Warrant for cash at a reduced exercise price of $0.9306 per share in consideration for the Company's agreement to issue to such Fund a new warrant (each, a "New Warrant") to purchase up to 1,611,864 shares of Common Stock (the "New Warrant Shares"). The New Warrants have an exercise price of $0.9306 per share, will become exercisable (if at all) upon the date the Company's stockholders approve the issuance of the New Warrant Shares (the "Stockholder Approval Date") and have a term of exercise equal to five years from the Stockholder Approval Date.

To the extent the exercise of a Private Placement Warrant in accordance with the Inducement Letter Agreement would otherwise have resulted in the issuance of a number of shares of Common Stock in excess of the number of shares of Common Stock that the Funds could acquire without exceeding the beneficial ownership limitations ("Beneficial Ownership Limitation") set forth in the Private Placement Warrants, pursuant to the Inducement Letter Agreement, (i) the Company agreed to issue (and upon settlement of the foregoing exercise, issued) to each Fund 353,249 shares of Common Stock (representing the maximum number of shares of Common Stock that each Fund was entitled to receive without exceeding the Beneficial Ownership Limitation), and (ii) in lieu of issuing the remaining 1,258,614 shares of Common Stock for which each Fund exercised its Private Placement Warrant, agreed to amend and restate (and amended and restated) each Private Placement Warrant to the extent so exercised to be in the form of the Amended and Restated Warrant (as defined below).

The number of shares of Common Stock issuable upon exercise of warrants held by each Fund immediately following the closing of the transactions contemplated by the Inducement Letter Agreement were as follows:

Deerfield Private Design Fund V, L.P.:

- Private Placement Warrant (exercise price of $2.311 per share of Common Stock) - 405,637 shares

- Amended and Restated Warrant (exercise price of $0.0001 per share of Common Stock, in addition to $0.9305 per share that was pre-funded) - 1,258,614 shares

- New Warrant (exercise price of $0.9306 per share of Common Stock) - 1,611,864 shares*

- Merger Warrant (exercise price of $5.00 per share) - 72,218 shares

*The New Warrants are not currently exercisable and will not become exercisable unless and until requisite stockholder approval is obtained.

Deerfield Healthcare Innovations Fund II, L.P.:

- Private Placement Warrant (exercise price of $2.311 per share of Common Stock) - 405,637 shares

- Amended and Restated Warrant (exercise price of $0.0001 per share of Common Stock, in addition to $0.9305 per share that was pre-funded) - 1,258,614 shares

- New Warrant (exercise price of $0.9306 per share of Common Stock) - 1,611,864 shares*

- Merger Warrant (exercise price of $5.00 per share) - 72,218 shares

*The New Warrants are not currently exercisable and will not become exercisable unless and until requisite stockholder approval is obtained.

Except as otherwise indicated herein, each Fund utilized its working capital to purchase the Exercise Shares. Shares of Common Stock beneficially owned by the Reporting Persons, including the Exercise Shares, are or may be held from time to time by the applicable Fund in margin accounts established with their respective brokers or banks, and a portion of the purchase price for the Common Stock may have been obtained through margin borrowing. Common Stock positions held in margin accounts may be pledged as collateral security for the repayment of debt balances in the margin accounts.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(1) Deerfield Mgmt V, L.P.
Number of shares: 7,779,222 (comprised of shares of Common Stock, shares of Common Stock underlying Series X Preferred Stock and shares of Common Stock underlying warrants, in each case, held by Deerfield Private Design Fund V, L.P.)
Percentage of Shares: 9.99%*

(2) Deerfield Private Design Fund V, L.P.
Number of shares: 7,779,222 (comprised of shares of Common Stock, shares of Common Stock underlying Series X Preferred Stock and shares of Common Stock underlying warrants, in each case)
Percentage of Shares: 9.99%*

(3) Deerfield Mgmt HIF II, L.P., L.P.
Number of shares: 7,779,222 (comprised of shares of Common Stock, shares of Common Stock underlying Series X Preferred Stock and shares of Common Stock underlying warrants, in each case, held by Deerfield Healthcare Innovations Fund II, L.P.)
Percentage of Shares: 9.99%*

(4) Deerfield Healthcare Innovations Fund II, L.P.
Number of shares: 7,779,222 (comprised of shares of Common Stock, shares of Common Stock underlying Series X Preferred Stock and shares of Common Stock underlying warrants,)
Percentage of Shares: 9.99%*

(5) Deerfield Management
Number of shares: 15,558,445 (comprised of shares of Common Stock, shares of Common Stock underlying Series X Preferred Stock and shares of Common Stock underlying warrants, in each case, held by Deerfield Private Design Fund V, L.P. and Deerfield Healthcare Innovations Fund II, L.P.)
Percentage of Shares: 9.99%*

(6) Flynn
Number of shares: 15,558,445 (comprised of shares of Common Stock, shares of Common Stock underlying Series X Preferred Stock and shares of Common Stock underlying warrants, in each case, held by Deerfield Private Design Fund V, L.P. and Deerfield Healthcare Innovations Fund II, L.P.)
Percentage of Shares: 9.99%*

*Throughout this report, the percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons reflects (i) 18,176,661 shares of Common Stock outstanding as of February 10, 2025, based on representations made by the Company pursuant to the Inducement Letter Agreements, plus (ii) 6,789,392 shares of Common Stock issued in connection with the transactions described in the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 27, 2025 and also reflects the Beneficial Ownership Limitation.
Number of shares as to which each person has sole or shared power to vote or dispose:
(1) Deerfield Mgmt V, L.P.
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 7,779,222
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 7,779,222

(2) Deerfield Private Design Fund V, L.P.
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 7,779,222
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 7,779,222

(3) Deerfield Mgmt HIF II, L.P.
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 7,779,222
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 7,779,222

(4) Deerfield Healthcare Innovations Fund II, L.P.
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 7,779,222
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 7,779,222

(5) Deerfield Management
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 15,558,445
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 15,558,445

(6) Flynn
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 15,558,445
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 15,558,445

Flynn is the managing member of the general partner of each of Deerfield Mgmt V and Deerfield Mgmt HIF II and Deerfield Management. Deerfield Mgmt V is the general partner of Deerfield Private Design Fund V, L.P.; Deerfield Mgmt HIF II is the general partner of Deerfield Healthcare Innovations Fund II, L.P.; and Deerfield Management is the investment manager of each Fund. Each Fund purchases, holds and sells securities and other investment products. Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 and Item 6, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Inducement Letter Agreements and New Warrants

The descriptions of the Inducement Letter Agreement and the New Warrants set forth in Item 3 are incorporated by reference herein. Such descriptions do not purport to be complete and are qualified in their entirety by reference to the full text of the Inducement Letter Agreements and New Warrants, the forms of which are filed or incorporated by reference as Exhibits 99.6 and 99.7, respectively, to this Schedule 13D.

Amended and Restated Warrant

In connection with exercise of the Private Placement Warrants pursuant to the Inducement Letter Agreements, each Fund's Private Placement Warrant was amended and restated (as so amended and restated, the "Amended and Restated Warrant") in respect of 1,258,614 of the underlying shares, to (i) reduce the exercise price from $2.311 per share to $0.0001 per share (in addition to $0.9305 per share that was pre-funded in connection with the exercise of the Private Placement Warrants pursuant to the Inducement Letter Agreements), (ii) extend the Expiration Date (as defined in the Private Placement Warrants) from 24 months after the initial exercisability date until such time that the Private Placement Warrants are exercised in full, and (iii) remove provisions related to payment of the Black-Scholes Value (as defined in the Private Placement Warrants) in connection with Fundamental Transactions (as defined in the Private Placement Warrants) undertaken by the Company. The shares underlying the Private Placement Warrants were previously registered for resale pursuant to an effective registration statement under the Securities Act of 1933, and in connection with the foregoing amendments the Company agreed to file (and filed) a prospectus supplement to the prospectus contained in such registration statement to disclose such amendments.

The foregoing description of the Amended and Restated Warrant is not complete and is qualified in its entirety by reference to the full text thereof, the form of which is filed or incorporated by reference as Exhibit 99.8 to this Schedule 13D.

Registration Rights Agreement

On February 27, 2025, in connection with the consummation of the transactions contemplated by the Inducement Letter Agreement, the Funds entered into a Registration Rights Agreement (the "2025 Registration Rights Agreement") with the Company. Pursuant to the 2025 Registration Rights Agreement, the Company is required to prepare and file with the SEC within 45 calendar days following the consummation of the Private Placement (the "Filing Deadline") a resale registration statement (the "2025 Registration Statement") with respect to any shares of Common Stock issued or issuable upon exercise of the New Warrants. The Company agreed to use its commercially reasonable efforts to cause the 2025 Registration Statement to be declared effective by the SEC within 45 calendar days of the Filing Deadline (or within 75 calendar days if the SEC reviews the Registration Statement).

The foregoing summary of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text thereof, the form of which is filed or incorporated by reference as Exhibit 99.9 to this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Index

Exhibit 99.6 Form of Inducement Letter Agreement (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed with the Securities and Exchange Commission on February 27, 2025)

Exhibit 99.7 Form of New Warrant (incorporated by reference to Exhibit 4.4 to the Company's Form 8-K filed with the Securities and Exchange Commission on February 27, 2025)

Exhibit 99.8 Form of Amended and Restated Warrant (incorporated by reference to Exhibit 4.5 to the Company's Form 8-K filed with the Securities and Exchange Commission on February 27, 2025)

Exhibit 99.9 Form of 2025 Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed with the Securities and Exchange Commission on February 27, 2025)

## Signatures
- Deerfield Private Design Fund V, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (03/03/2025)
- Deerfield Mgmt V, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (03/03/2025)
- Deerfield Healthcare Innovations Fund II, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (03/03/2025)
- Deerfield Mgmt HIF II, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (03/03/2025)
- Deerfield Management Company, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (03/03/2025)
- James E. Flynn: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (03/03/2025)